EXHIBIT 10.6

CONTINUING GUARANTY

April 7, 2014

TO: KHM RENTALS, LLC, A TEXAS LIMITED LIABILITY COMPANY ("KHM"), AND LONE STAR TANK RENTAL LP, A TEXAS LIMITED PARTNERSHIP ("LONE STAR")

1. GUARANTY; DEFINITIONS. In consideration of any credit or other financial accommodation heretofore, now or hereafter extended or made to LONE STAR TANK RENTAL INC., a Delaware corporation ("Borrower"), by KHM and LONE STAR (collectively "Sellers"), and for other valuable consideration, the undersigned GFN NORTH AMERICA CORP., a Delaware corporation ("Guarantor"), unconditionally guarantees and promises to pay to Sellers, or order, on demand in lawful money of the United States of America and in immediately available funds, any and all obligations (the "Obligations") under that certain Non-Negotiable Promissory Note dated April 7, 2014 in the original principal amount of $5,000,000, as such agreement may be amended, modified supplemented or restated from time to time) (the "Note") of Borrower to Sellers. This Continuing Guaranty ("Guaranty") is a guaranty of payment and not collection. Sellers may make demand under this Guaranty at any time Borrower has failed to make payment of amounts due under the Note within ten business days of the date such payment is due (an "Event of Default") and while such Event of Default is continuing or such other default as may arise under the Note and which is not cured by Borrower within thirty (30) days after written notice of such default from Sellers to Borrower. Capitalized terms used herein without definition have the meanings assigned thereto in the Note.

2. SUCCESSIVE TRANSACTIONS; REVOCATION; OBLIGATION UNDER OTHER GUARANTIES. This is a continuing guaranty and all rights, powers and remedies hereunder shall apply to all past, present and future Obligations of Borrower to Sellers, including those arising under successive transactions which shall either continue the Obligations, increase or decrease them, or from time to time create new Obligations after all or any prior Obligations have been satisfied, and notwithstanding the dissolution, liquidation or bankruptcy of Borrower or Guarantor or any other event or proceeding affecting Borrower or Guarantor. This Guaranty shall not apply to any new Obligations created after actual receipt by Sellers of written notice of its revocation of this Guaranty as to such new Obligations; provided however, that loans or advances made by Sellers to Borrower after revocation under commitments existing prior to receipt by Sellers of such revocation, and extensions, renewals or modifications, of any kind, of Obligations incurred by Borrower or committed by Sellers prior to receipt by Sellers of such revocation, shall not be considered new Obligations. Any such notice must be sent to Sellers by registered U.S. mail, postage prepaid, addressed to 113 Corporate Drive, Midland, Texas 79705, or at such other address as Sellers shall from time to time designate in writing. Any payment by Guarantor shall not reduce Guarantor's maximum obligation hereunder unless written notice to that effect is actually received by Sellers at or prior to the time of such payment. The obligations of Guarantor hereunder shall be in addition to any obligations of Guarantor under any other guaranties of any liabilities or obligations of Borrower or any other persons heretofore or hereafter given to Sellers unless said other guaranties are expressly modified or revoked in writing; and this Guaranty shall not, unless expressly herein provided, affect or invalidate any such other guaranties.

3. OBLIGATIONS JOINT AND SEVERAL; SEPARATE ACTIONS; REINSTATEMENT OF LIABILITY. The obligations hereunder are joint and several and independent of the Obligations of Borrower, and a separate action or actions may be brought and prosecuted against Guarantor whether action is brought against Borrower or any other person, or whether Borrower or any other person is joined in any such action or actions. Guarantor acknowledges that this Guaranty is absolute and unconditional, there are no conditions precedent to the effectiveness of this Guaranty, and this Guaranty is in full force and effect and is binding on Guarantor as of the date written below, regardless of whether Sellers obtains

collateral or any guaranties from others or takes any other action contemplated by Guarantor. Guarantor agrees that any payment of any Obligations or other act which shall toll any statute of limitations applicable thereto shall similarly operate to toll such statute of limitations applicable to Guarantor's liability hereunder. The liability of Guarantor hereunder shall be reinstated and revived and the rights of Sellers shall continue if and to the extent for any reason any amount at any time paid on account of any Obligations guaranteed hereby is rescinded or must otherwise be restored by Sellers, whether as a result of any proceedings in bankruptcy or reorganization or otherwise, all as though such amount had not been paid. The determination as to whether any amount so paid must be rescinded or restored shall be made by Sellers in their sole discretion; provided however, that if Sellers chooses to contest any such matter at the request of Guarantor, Guarantor agrees to indemnify and hold Sellers harmless from and against all costs and expenses, including reasonable attorneys' fees, expended or incurred by Sellers in connection therewith, including without limitation, in any litigation with respect thereto.

4. AUTHORIZATIONS TO SELLERS. Guarantor authorizes Sellers either before or after revocation hereof, without notice to or demand on Guarantor, and without affecting Guarantor's liability hereunder, from time to time to: (a) alter, compromise, renew, extend, accelerate or otherwise change the time for payment of, or otherwise change the terms of the Obligations or any portion thereof, including increase or decrease of the rate of interest thereon; (b) take and hold security for the payment of this Guaranty or the Obligations or any portion thereof, and exchange, enforce, waive, subordinate or release any such security; (c) apply such security and direct the order or manner of sale thereof, including without limitation, a non-judicial sale permitted by the terms of the controlling security agreement, mortgage or deed of trust, as Sellers in its discretion may determine; (d) release or substitute any one or more of the endorsers or any other guarantors of the Obligations, or any portion thereof, or any other party thereto; and (e) apply payments received by Sellers from Borrower to any Obligations of Borrower to Sellers, in such order as Sellers shall determine in its sole discretion, whether or not such Obligations are covered by this Guaranty, and Guarantor hereby waives any provision of law regarding application of payments which specifies otherwise. Sellers shall not assign this Guaranty in whole or in part.

5. REPRESENTATIONS AND WARRANTIES. Guarantor represents and warrants to Sellers that: (a) this Guaranty is executed at Borrower's request; Sellers have made no representation to Guarantor as to the creditworthiness of Borrower; and (b) Guarantor has established adequate means of obtaining from Borrower on a continuing basis financial and other information pertaining to Borrower's financial condition. Guarantor agrees to keep adequately informed from such means of any facts, events or circumstances which might in any way affect Guarantor's risks hereunder, and Guarantor further agrees that Sellers shall have no obligation to disclose to Guarantor any information or material about Borrower which is acquired by Sellers in any manner.

6. GUARANTOR'S WAIVERS.

(a) Guarantor waives any right to require Sellers to: (i) proceed against Borrower or any other person; (ii) marshal assets or proceed against or exhaust any security held from Borrower or any other person; (iii) give notice of the terms, time and place of any public or private sale or other disposition of personal property security held from Borrower or any other person; (iv) take any other action or pursue any other remedy in Sellers' power; or (v) make any presentment or demand for performance, or give any notice of nonperformance, protest, notice of protest or notice of dishonor hereunder or in connection with any obligations or evidences of indebtedness held by Sellers as security for or which constitute in whole or in part the Obligations guaranteed hereunder, or in connection with the creation of new or additional Obligations.

(b) Guarantor waives any defense to its obligations hereunder based upon or arising by reason of: (i) any disability or other defense of Borrower or any other person; (ii) the cessation or limitation from

any cause whatsoever, other than payment in full, of the Obligations of Borrower or any other person; (iii) any lack of authority of any officer, director, partner, agent or any other person acting or purporting to act on behalf of Borrower which is a corporation, partnership or other type of entity, or any defect in the formation of any such Borrower; (iv) the application by Borrower of the proceeds of any Obligations for purposes other than the purposes represented by Borrower to, or intended or understood by, Sellers or Guarantor; (v) any act or omission by Sellers which directly or indirectly results in or aids the discharge of Borrower or any portion of the Obligations by operation of law or otherwise, or which in any way impairs or suspends any rights or remedies of Sellers against Borrower; (vi) any impairment of the value of any interest in any security for the Obligations or any portion thereof, including without limitation, the failure to obtain or maintain perfection or recordation of any interest in any such security, the release of any such security without substitution, and/or the failure to preserve the value of, or to comply with applicable law in disposing of, any such security; (vii) any modification of the Obligations, in any form whatsoever, including any modification made after revocation hereof to any Obligations incurred prior to such revocation, and including without limitation the renewal, extension, acceleration or other change in time for payment of, or other change in the terms of, the Obligations or any portion thereof, including increase or decrease of the rate of interest thereon; or (viii) any requirement that Sellers give any notice of acceptance of this Guaranty. Until all Obligations shall have been paid in full, Guarantor shall have no right of subrogation, and Guarantor waives any right to enforce any remedy which Sellers now has or may hereafter have against Borrower or any other person, and waives any benefit of, or any right to participate in, any security now or hereafter held by Sellers. Guarantor further waives all rights and defenses Guarantor may have arising out of (A) any election of remedies by Sellers, even though that election of remedies, such as a non-judicial foreclosure with respect to any security for any portion of the Obligations, destroys Guarantor's rights of subrogation or Guarantor's rights to proceed against Borrower for reimbursement, or (B) any loss of rights Guarantor may suffer by reason of any rights, powers or remedies of Borrower in connection with any anti-deficiency laws or any other laws limiting, qualifying or discharging Borrower's Obligations.

7. REMEDIES; NO WAIVER. All rights, powers and remedies of Sellers hereunder are cumulative. No delay, failure or discontinuance of Sellers in exercising any right, power or remedy hereunder shall affect or operate as a waiver of such right, power or remedy; nor shall any single or partial exercise of any such right, power or remedy preclude, waive or otherwise affect any other or further exercise thereof or the exercise of any other right, power or remedy. Any waiver, permit, consent or approval of any kind by Sellers of any breach of this Guaranty, or any such waiver of any provisions or conditions hereof, must be in writing and shall be effective only to the extent set forth in writing.

8. COSTS, EXPENSES AND ATTORNEYS' FEES. Guarantor shall pay to Sellers immediately upon demand the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees), expended or incurred by Sellers in connection with the enforcement of any of Sellers's rights, powers or remedies and/or the collection of any amounts which become due to Sellers under this Guaranty, and the prosecution or defense of any action in any way related to this Guaranty, whether incurred at the trial or appellate level, in an arbitration proceeding or otherwise, and including any of the foregoing incurred in connection with any bankruptcy proceeding (including without limitation, any adversary proceeding, contested matter or motion brought by Sellers or any other person) relating to Guarantor or any other person or entity.

9. SUCCESSORS; ASSIGNMENT; AMENDMENT. This Guaranty shall be binding upon and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties; provided however, that Guarantor may not assign or transfer any of its interests or rights hereunder without Sellers's prior written consent. In connection therewith, Sellers may disclose all documents and information which Sellers now has or hereafter acquires relating to Guarantor and/or this Guaranty, whether furnished by Borrower, Guarantor or otherwise. Guarantor further agrees that Sellers

may disclose such documents and information to Borrower. This Guaranty may be amended or modified only in writing signed by Sellers and Guarantor.

10. APPLICATION OF SINGULAR AND PLURAL. In all cases where there is but a single Borrower, then all words used herein in the plural shall be deemed to have been used in the singular where the context and construction so require; and when there is more than one Borrower named herein, or when this Guaranty is executed by more than one Guarantor, the word "Borrower" and the word "Guarantor" respectively shall mean all or any one or more of them as the context requires.

11. UNDERSTANDING WITH RESPECT TO WAIVERS; SEVERABILITY OF PROVISIONS. Guarantor warrants and agrees that each of the waivers set forth herein is made with Guarantor's full knowledge of its significance and consequences, and that under the circumstances, the waivers are reasonable and not contrary to public policy or law. If any waiver or other provision of this Guaranty shall be held to be prohibited by or invalid under applicable public policy or law, such waiver or other provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such waiver or other provision or any remaining provisions of this Guaranty.

12. GOVERNING LAW. This Guaranty shall be governed by and construed in accordance with the laws of the State of Texas.

IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of the date first above written.

GFN NORTH AMERICA CORP.

By: /s/ [signature]
Name: Christopher A. Wilson
Title: Secretary